Mail Stop 3561

October 16, 2008

Mr. Keith Berman
Chief Financial Officer
InstaCare Corp.
2660 Townsgate Road, Suite 300
Westlake Village, CA 91361

      Re: InstaCare Corp.
             Form 10-K for the Fiscal Year Ended
             December 31, 2007
             File No. 000-33187

Dear Mr. Berman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Tia Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel and
                         Health Care Services